22006607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51326

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WESTMINSTER INVESTMENT GROUP, INC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23 EAST NORTH STREET
(No. and Street)

NEW CASTLE (City) PA (State) 16101 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SANDRA BURRY
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW GROUP
(Name – if individual, state last, first, and middle name)

400 OLD FORGE LANE, (Address) KENNETT SQUARE, (City) PA (State) 19348 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 5020 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, SANDRA BURRY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WESTMINSTER INVESTMENT GROUP, INC. as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Sandra L. Burry

Title: President & CEO

Catherine Evan 2-11-2022

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Catherine Evan, Notary Public
Lawrence County
My commission expires October 9, 2023
Commission number 1355769
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WESTMINSTER INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2021

WESTMINSTER INVESTMENT GROUP, INC.
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2021

CONTENTS

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Westminster Investment Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westminster Investment Group, Inc. as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westminster Investment Group, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westminster Investment Group, Inc.'s management. Our responsibility is to express an opinion on Westminster Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westminster Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital, computation of basic net capital requirements and aggregate indebtedness and reconciliation with company's computation under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Westminster Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of Westminster Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Westminster Investment Group, Inc.'s auditor since 2015.
Kennett Square, Pennsylvania
February 10, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 15,991
Accounts Receivable	4,607
Total Assets	$ 20,598

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Liabilities	$ 7,707

STOCKHOLDERS' EQUITY

Common Stock, without par value; 1,000,000 shares authorized, One share issued and outstanding	$3,000
Retained Earnings	$9,891
Total Stockholders' Equity	$ 12,891
Total Liabilities and Stockholders' Equity	$ 20,598

See accompanying Notes to Financial Statements

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	
Commissions from Sales of Mutual Funds	$ 113,466
Other Income	-
Total Revenues	$ 113,466
EXPENSES	
Commissions	102,331
Legal and Accounting	7,323
Licensing, Filing Fees, and Memberships	3,481
Other Operating Expenses	60
Total Expenses	113,195
Income/(Loss) before Provision for Income Taxes	271
Provision for Income Tax	-
Net Income/(Loss)	$ 271

See accompanying Notes to Financial Statements

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Retained Earnings	Total
Balance at December 31, 2020	$ 3,000	$9,620	$ 12,620
Net Income/(Loss)	$ - 0	271	271
Balance at December 31, 2021	$ 3,000	$9,891	$ 12,891

See accompanying Notes to Financial Statement

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIE	
Net Income/(Loss)	$ 271
Changes in Assets and Liabilities:	
Accounts Receivable	-1531
Accounts Payable	731
Net Cash Provided by Operating Activities	-529
CASH AND CASH EQUIVALENTS	
Cash and Cash Equivalents at Beginning of Year	16,520
Cash and Cash Equivalents at End of Year	$ 15,991

See accompanying Notes to Financial Statement

WESTMINSTER INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 – ORGANIZATION
Westminster Investment Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities are limited to the sale of registered investment company shares and variable annuity insurance contracts.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES
The Company uses the accrual basis of accounting. Its accounting and reporting policies are in accordance with generally accepted accounting principles and conform to the general practices within the brokerage industry. The company adopted accounting standard ASC 606, which did not have a material impact on the company. For both investment company shares and variable annuity insurance contracts, revenue is recognized at the date of the trade. For trails, both investment company shares and annuity insurance contracts, the revenue is recognized when collectible on a monthly or quarterly basis, based on the anniversary date of the investment.

NOTE 3 – NET CAPITAL REQUIREMENTS
The firm is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At December 31, 2021, the firm's ratio of aggregate indebtedness to net capital was 62 to 1, and net capital was $12,431 as compared to the required minimum net capital of $5,000.

NOTE 4 – EXEMPTION FROM RULE 15c3-3
During 2021, the firm limited its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customer's funds and any funds sent to the company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The company is therefore exempt from the customer reserve requirements of SEC rule 15c3-3 under section (k)(1).

NOTE 5 – CASH EQUIVALENTS
The Company considers investments in liquid debt instruments with original maturity dates of less than three months as cash equivalents for purposes of the Statement of Cash Flows.

NOTE 6 - INCOME TAXES
The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, an S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability. The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realize

NOTE 6 - INCOME TAXES (Continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 10, 2022 date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

WESTMINSTER INVESTMENT GROUP, INC.
AT DECEMBER 31, 2021

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$ 12,891
Deductions and/or Charges Non-Allowable Assets- Accounts Receivable	-460
Net Capital	$ 12,431

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 514
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement $	$ 5,000
Excess Net Capital	$ 7,431
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 6,431
Percentage of Aggregate Indebtedness to Net Capital	62 %
Percentage of Debt to Debt-Equity Computed In Accordance with Rule 15c3-1(d)	N/A

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities	$ 7,707
Percentage of Aggregate Indebtedness to Net Capital	62 %

SCHEDULE III

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital between this report and the corresponding computation prepared by the Company for inclusion in its unaudited Part II Focus Report as of December 31, 2021

Westminster
Investment
Group, Inc.

23 East North Street
New Castle, Pennsylvania 16101
724-654-7880 • Fax 654-7855

EXEMPTION REPORT

December 31, 2021

To the best of our knowledge and belief, Westminster Investment Group, Inc.is exempt from the provisions of Rule 15c3-3(k)(1) because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1). The company met the exemption provision in paragraph (k)(1) of Rule 15c3-3 from the period January 1, 2021 through December 31,2021 without exception.

Very truly yours,

Sandra L. Burry
President

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Westminster Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Westminster Investment Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westminster Investment Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Westminster Investment Group, Inc. stated that Westminster Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westminster Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westminster Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania
February 10, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

51326 FINRA DEC
WESTMINSTER INVESTMENT GROUP INC
23 E NORTH ST.
NEW CASTLE, PA 16101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 113,466

B. Less payment made with SIPC-6 filed (exclude interest) (8553)
8/23/21 ACH
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8462

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WESTMINSTER INVESTMENT GROUP, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of January, 2022.

PRES & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2021
and ending 12-31-2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ $113,466
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ $113,466
2e. General Assessment @ .0015	$ $170.20 (to page 1, line 2.A.)